Mail Stop 4561
Via fax: 604-893-8966

November 9, 2009

Thomas Kyle Hall
Chief Executive Officer
PNI Digital Media, Inc.
590-425 Carrall Street
Vancouver, British Columbia Canada V6B 6Es

> **Re:** **PNI Digital Media, Inc.**
> **Form 20-F for the Year Ended September 30, 2008**
> **Filed on January 20, 2009**
> **File No. 000-30148**

Dear Mr. Hall:

We have reviewed your response letter dated October 20, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2009.

Form 20-F for the Year Ended September 30, 2008

General

1.   We note that the Company's outside legal counsel made the Tandy representations in your response letters dated August 14, 2009 and October 20, 2009. Please confirm that Lang Michener LLP is acting as agent for the Company in making such representations and provide a copy of the Company's written authorization granting them permission to make such authorizations. Alternatively, please provide these representations in a letter signed by a representative of the Company.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 34

2.   The information in your response to the first bullet in prior comment 1 does not align with the disclosures in your proposed revisions. In this regard, your response appears to conclude that the "with or without" approach was not the appropriate method to use in allocating the goodwill to the Pixology reporting unit, but your proposed revisions continue to reference this approach as the method for allocating goodwill to each reporting unit. Please explain.

3.   It is not clear how you addressed the second bullet point in prior comment 1 and what you mean in your response when you refer to "the wrong working papers." As such, we are reissuing a portion of prior comment 1 as your proposed revised disclosures on this issue have not changed. We note that in order to determine the estimated fair value of the Photochannel reporting unit, you used the quoted market value for the Company's common stock and subtracted the fair value of the Pixology reporting unit, which was determined using the income approach. Please explain further how you applied the guidance in SFAS 142 in concluding that this was an acceptable methodology for determining the fair value of the Photochannel reporting unit and specifically tell us how you considered paragraph B155 of SFAS 142. Revise your disclosures, as necessary, to address our comment.

4.   We note in your response to prior comment 2 that the intangible assets acquired in the Pixology transaction were grouped into three different asset groups for the purpose of recognition and measurement of an impairment loss as required by paragraph 10 of SFAS 144. Tell us whether you included goodwill in any of the three asset groups that were to be tested for impairment. We refer you to paragraph 12 of SFAS 144.

Note 22. Reconciliation to accounting principles generally accepted in the United States of America

a) Statements of loss and comprehensive loss

5.   We note your response to prior comment 8 and acknowledgement that the goodwill impairment related to the Company's Pixology reporting unit for which revenues and expenses are included in operating income. As such, in future filings, revise your US GAAP reconciliation to include any goodwill impairment charges within operating expenses and accordingly within net loss from operations. To the extent you intend to file a Form 20-F/A in its entirety, such filing would represent a "futures filing" and should include all revisions that you intend to make in the future (including in your 2009 Form 20-F).

Item 19. Exhibits

Consent of PricewaterhouseCoopers LLP

6.   We note your response to prior comment 9. Please explain further your statement that the Company's Form F-10/A has ceased to be effective by its terms under applicable Canadian securities laws. Tell us specifically what laws you are referring to and how this relates to your filing requirements under the Securities Exchange Act. Further, tell us whether there were any resales of the common shares included in this registration statement since you filed the September 30, 2008 Form 20-F (January 20, 2009) and if so provide a schedule of such resales. Also, tell us whether any warrants were exercised between January 20, 2009 and March 30, 2009, when such warrants expired.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief